SMITH & WESSON HOLDING CORPORATION
2100 Roosevelt Avenue
Springfield, Massachusetts 01104
September 10, 2009
VIA FACSIMILE (703-813-6968) AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Sherry Haywood

Re:	Smith & Wesson Holding Corporation Form S-3 File No. 333-160911
Ladies and Gentlemen:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Smith & Wesson Holding Corporation (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 3:00 p.m., Eastern time, on Friday, September 11, 2009, or as soon as practicable thereafter.
     The Company acknowledges that (1) should the Commission or staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SMITH & WESSON HOLDING CORPORATION

By:	/s/ Michael F. Golden

Name:	Michael F. Golden
Title:	President and Chief Executive Officer